CUSIP NO. 378989107	SCHEDULE 13G

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Global Clean Energy Holdings, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

378989107

(CUSIP Number)

December 15, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 378989107	SCHEDULE 13G

1	NAMES OF REPORTING PERSONS Targeted Growth, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	Not Applicable	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER: 0
	6	SHARED VOTING POWER: 0
	7	SOLE DISPOSITIVE POWER: 0
	8	SHARED DISPOSITIVE POWER: 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX If THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐ Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0
12	TYPE OF REPORTING PERSON* CO

CUSIP NO. 378989107	SCHEDULE 13G

Item 1(a).     Name of Issuer:

Global Clean Energy Holdings, Inc.

Item 1(b).     Address of Issuer’s Principal Executive Offices:

2790 Skypark Drive, Suite 105, Torrance, CA 90505

Item 2(a).     Name of Persons Filing:

Targeted Growth, Inc.

Item 2(b).     Address of Principal Business Office:

463 Baneswood Circle, Kennett Square, PA 19348

Item 2(c).     Citizenship:

Targeted Growth, Inc. is a Washington Corporation

Item 2(d).     Title of Class of Securities:

Common stock, $0.001 par value

Item 2(e).     CUSIP Number:

378989107

Item 3.	If this Statement is filed pursuant to §240.13d-1(b), or §240.13d-2(b) or (c), check whether the filing person is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act.
(b)	☐ Bank, as defined in Section 3(a)(6) of the Act.
(c)	☐ Insurance company, as defined in Section 3(a)(19) of the Act.
(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940.
(e)	☐ An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐ A parent holding company or control person, in accordance with §240.13d-1(b)(ii)(G).
(h)	☐ A savings association, as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	☐ A church plan, that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.
(j)	☐ A non-US institution in accordance with §240.13d-1(b)(1)(ii)(J).
(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: _______________

CUSIP NO. 378989107	SCHEDULE 13G

Item 4.	Ownership:

(a)	Amount Beneficially Owned: 0 shares of Common Stock.

(b)	Percent of class: 0%

(c)	Number of shares as to which Targeted Growth has:

(i) Sole power to vote or to direct the vote	0

(ii) Shared power to vote or to direct the vote	0

(iii) Sole power to dispose or to direct the disposition of	0

(iv) Shared power to dispose or to direct the disposition of	0

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☒.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certifications:

Not Applicable.

CUSIP NO. 378989107	SCHEDULE 13G

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2019

TARGETED GROWTH, INC.

By:	/s/ Robert Woods
Robert Woods

Its:	CEO